FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-190588

PHILLIPS EDISON - ARC GROCERY CENTER REIT II, INC.
SUPPLEMENT NO. 18 DATED OCTOBER 14, 2014
TO THE PROSPECTUS DATED NOVEMBER 25, 2013

This prospectus supplement, or this Supplement No. 18, is part of the prospectus of Phillips Edison - ARC Grocery Center REIT II, Inc., or the Company, dated November 25, 2013, or the Prospectus, as supplemented by Supplement No. 13 dated August 6, 2014 (which superseded and replaced all prior supplements), or Supplement No. 13, Supplement No. 14 dated August 12, 2014, or Supplement No. 14, Supplement No. 15 dated August 21, 2014, or Supplement No. 15, Supplement No. 16 dated August 27, 2014, or Supplement No. 16, and Supplement No. 17 dated September 23, 2014, or Supplement No. 17. This Supplement No. 18 replaces, supplements, modifies and supersedes certain information contained in the Prospectus, Supplement No. 13, Supplement No. 14, Supplement No. 15, Supplement No. 16 and Supplement No. 17, and should be read in conjunction with the Prospectus, Supplement No. 13, Supplement No. 14, Supplement No. 15, Supplement No. 16 and Supplement No. 17. This Supplement No. 18 will be delivered with the Prospectus, Supplement No. 13, Supplement No. 14, Supplement No. 15, Supplement No. 16 and Supplement No. 17. Unless the context suggests otherwise, the terms “we” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. The purposes of this Supplement No. 18 are to provide:

•	an update on the status of the offering;

•	information regarding the acquisitions of Commonwealth Square and Colonial Promenade; and

•	a revised prior performance table.

Status of the Offering

We commenced our initial public offering on November 25, 2013, pursuant to which we are offering up to 80,000,000 shares of our common stock, par value $0.01 per share, in our primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 20,000,000 shares of our common stock pursuant to our distribution reinvestment plan initially at $23.75 per share. As of October 10, 2014, we had raised aggregate gross offering proceeds of approximately $453.6 million from the sale of approximately 18.3 million shares in our initial public offering, including shares sold under our distribution reinvestment plan.

Property Acquisition

Commonwealth Square

On October 2, 2014, Phillips Edison - ARC Grocery Center REIT II, Inc. (the “Company”) purchased, through an indirect wholly-owned subsidiary, a fee simple interest in a grocery-anchored shopping center containing 141,310 rentable square feet located on approximately 14.09 acres of land in Folsom, California (“Commonwealth Square”) for approximately $19.4 million, exclusive of closing costs. The Company funded approximately $12.2 million of the purchase price with proceeds from its offering. At closing, the Company assumed a loan secured by a first mortgage on the property, with a remaining principal balance of approximately $7.2 million, for the remainder of the purchase price. The loan carries an interest rate of 4.25% per annum and has a maturity date of June 1, 2023. The loan is amortizing over a ten-year period which commenced on July 1, 2013 and ends on the maturity date, at which point a balloon payment will be due on the remaining balance. Commonwealth Square was purchased from Commonwealth Equity, L.P., a California limited partnership, LA Brea Equity Venture, LLC, a California limited liability company, and Westfield Equity, LLC, a California Limited liability company, which is not affiliated with the Company, its advisor or its sub-advisor.

Currently, Commonwealth Square is 84.8% leased to 27 tenants. Raley’s, a regional market-leading grocery store chain, occupies 60,114 rentable square feet at Commonwealth Square. No other tenant occupies more than 10% of the total rentable square feet at Commonwealth Square. The Raley’s lease expires on December 31, 2021 and the average rental rate per year over the remaining lease term is $4.00 per square foot. Raley’s has three options to extend the term of its lease by five years each.

Commonwealth Square was constructed in 1987. The average occupancy rate for Commonwealth Square during each of the last three years was as follows:

Year(1)	Average Occupancy Rate
2011	70.2%
2012	74.8%
2013	82.4%

(1) Note that average occupancy rate data for years 2009 and 2010 was not available to us.

The average effective annual rental rate per square foot for each of the last three years for Commonwealth Square was as follows:

Year(1)	Average Effective Annual Rental Rate per Square Foot
2011	$15.02
2012	$11.14
2013	$13.06

(1) Note that average effective annual rental rate per square foot data for years 2009 and 2010 was not available to us.

We calculate average effective annual rental rate per square foot as the annualized contractual base rental income, net of free rent, for the year divided by the average leased square feet.

The table below sets forth a schedule of expiring leases for Commonwealth Square by square footage and by annualized contractual base rent as of September 30, 2014.

Year	Number of Expiring Leases	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2014	-	-	-	-	-
2015	2	$73,968	5.5%	3,540	3.0%
2016	2	61,908	4.5%	4,020	3.3%
2017	8	302,064	22.2%	15,426	12.9%
2018	4	322,728	23.7%	14,260	11.9%
2019	5	137,952	10.1%	9,750	8.1%
2020	1	22,584	1.7%	1,711	1.4%
2021	1	240,456	17.7%	60,114	50.2%
2022	2	102,564	7.5%	5,872	4.9%
2023	1	37,440	2.7%	2,400	2.0%
Thereafter	1	60,000	4.4%	2,733	2.3%

Annualized effective base rent of expiring leases, for each of the years indicated above, is calculated based on the contractual rent as of October 7, 2014.

We currently have no plans for any significant renovations or improvements of Commonwealth Square and we believe that Commonwealth Square is suitable for its intended purpose and adequately insured.

The rate and method of depreciation and the life claimed for purposes of depreciation will be determined based upon the completion of purchase price allocation studies.

The annual realty taxes payable on the property for the taxable year 2013 were $209,600, at a rate of 1.08%.

Colonial Promenade

On October 10, 2014, the Company purchased, through an indirect wholly-owned subsidiary, a fee simple interest in a grocery-anchored shopping center containing 280,228 rentable square feet located on approximately 30.9 acres of land in Winter Haven, Florida (“Colonial Promenade”) for approximately $33.3 million, exclusive of closing costs. The Company funded the purchase price with proceeds from its offering. Colonial Promenade was purchased from AM Winter Haven, LLC, a Delaware limited liability company, which is not affiliated with the Company, its advisor or its sub-advisor.

Currently, Colonial Promenade is 97.4% leased to 20 tenants. Walmart Supercenter, a market-leading grocery store chain, occupies 223,038 rentable square feet at Colonial Promenade. No other tenant occupies more than 10% of the total rentable square feet at Colonial Promenade. The Walmart Supercenter lease expires on August 31, 2028 and the average rental rate per year over the remaining lease term is $6.73 per square foot. Walmart Supercenter has fifteen options to extend the term of its lease by five years each.

Colonial Promenade was constructed in 1986 and renovated in 2008. The average occupancy rate for Colonial Promenade during each of the last four years was as follows:

Year(1)	Average Occupancy Rate
2010	93.9%
2011	95.3%
2012	95.0%
2013	84.6%

(1) Note that average occupancy rate data for year 2009 was not available to us.

The average effective annual rental rate per square foot for each of the last four years for Colonial Promenade was as follows:

Year(1)	Average Effective Annual Rental Rate per Square Foot
2010	$7.65
2011	$7.89
2012	$7.60
2013	$7.82

(1) Note that average effective annual rental rate per square foot data for year 2009 was not available to us.

We calculate average effective annual rental rate per square foot as the annualized contractual base rental income, net of free rent, for the year divided by the average leased square feet.

The table below sets forth a schedule of expiring leases for Colonial Promenade by square footage and by annualized contractual base rent as of September 30, 2014.

Year	Number of Expiring Leases	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2014	1	$17,400	0.8%	1,200	0.4%
2015	3	112,620	5.5%	7,500	2.7%
2016	3	70,212	3.4%	3,900	1.4%
2017	3	121,128	5.9%	9,800	3.6%
2018	3	103,548	5.0%	11,840	4.3%
2019(1)	1	-	-	3,700	1.4%
2020	2	50,568	2.5%	3,030	1.1%
2021	2	85,200	4.1%	5,100	1.9%
2022	-	-	-	-	-
2023	-	-	-	-	-
Thereafter(1)	2	1,500,000	72.8%	226,938	83.2%

(1)	Annualized base rent does not include tenants that have not yet begun to pay rent, in accordance with rent abatement periods or similar concessions per the terms of the lease agreement.

Annualized effective base rent of expiring leases, for each of the years indicated above, is calculated based on the contractual rent as of September 30, 2014.

We currently have no plans for any significant renovations or improvements of Colonial Promenade and we believe that Colonial Promenade is suitable for its intended purpose and adequately insured.

The rate and method of depreciation and the life claimed for purposes of depreciation will be determined based upon the completion of purchase price allocation studies.

The annual realty taxes payable on the property for the calendar year 2013 were $225,700, at a rate of 2.11%.

Prospectus Updates
Appendix A
The following table replaces Table III (Operating Results of Prior Programs of Our Phillips Edison Sponsor (Unaudited)), which is on page A-3 of Supplement No. 13.

	Phillips Edison - ARC Shopping Center REIT Inc.

(dollars in thousands, except per share data)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009

Summary Operating Results
Gross revenues (1)	$73,165	$17,550	$3,529	$98	$ -

Operating expenses	$75,184	$18,804	$5,234	$808	$ -

Operating income (loss)	$(2,019)	$(1,254)	$(1,705)	$(710)	$ -

Interest expense	$10,511	$3,020	$811	$38	$ -

Other income, net (2)	$180	$1	$ -	$1	$ -

Net income (loss)-GAAP basis (3)	$(12,350)	$(4,273)	$(2,516)	$(747)	$ -

Summary Statement of Cash Flows
Net cash flows provided by (used in) operating activities	$18,540	$4,033	$593	$201	$ -

Net cash flows provided by (used in) investing activities	$(776,219)	$(198,478)	$(56,149)	$(21,249)	$ -

Net cash flows provided by (used in) financing activities	$1,210,275	$195,130	$61,818	$21,555	$200

Amount and Source of Cash Distributions
Totals distributions paid to common stockholders	$38,007	$3,673	$873	$ -	$ -

Distribution data per $1,000 invested:

Totals distributions paid to common stockholders (4)	$54	$56	$58	$ -	$ -

From operations	$26	$56	$39	$ -	$ -

From sales of properties	$ -	$ -	$ -	$ -	$ -

From financings	$ -	$ -	$19	$ -	$ -

From offering proceeds	$1	$ -	$ -	$ -	$ -

From DRIP	$27	$ -	$ -	$ -	$ -

Summary Balance Sheet
Total assets (before depreciation)	$1,767,110	$337,167	$87,463	$22,831	$1,143

Total assets (after depreciation)	$1,721,527	$325,410	$85,192	$22,713	$1,143

Total liabilities	$251,995	$173,139	$58,007	$21,556	$943

(1) Includes amounts in Other Income
(2) Added to template
(3) Represents net loss unadjusted for amounts attributable to noncontrolling interests

(4) Represents distributions paid, including DRP. See below for calculations:
Distributions paid, cash	19,301,000	2,349,000	715,000	-	-
Distributions paid, DRP	18,706,000	1,324,000	158,000	-	-
Distributions paid, including DRP	38,007,000	3,673,000	873,000	-	-
Weighted average common shares outstanding	70,227,368	6,509,470	1,503,477	168,419	-
Distributions declared per $1,000 invested	54.12	56.43	58.07	-	-